EXHIBIT 12.1

F.N.B. Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

Dollars in thousands

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Earnings:
Income before income taxes	$57,312	$48,723	$206,670	$162,560	$154,183	$119,051	$102,536
Fixed charges, excluding interest on deposits	8,161	7,273	29,921	18,384	19,470	23,402	26,285
Less: Preferred stock dividends	(2,856)	(3,277)	(11,983)	—	—	—	—

Subtotal	62,617	52,719	224,608	180,944	173,653	142,453	128,821
Interest on deposits	7,449	7,149	29,602	29,441	42,513	53,535	64,524

Total	$70,066	$59,868	$254,210	$210,385	$216,166	$195,988	$193,345

Fixed charges:
Interest on borrowed funds	$3,999	$2,906	$13,083	$14,903	$16,542	$21,082	$24,207
Interest component of rental expense	1,306	1,090	4,855	3,481	2,928	2,320	2,078
Preferred stock dividends	2,856	3,277	11,983	—	—	—	—

Subtotal	8,161	7,273	29,921	18,384	19,470	23,402	26,285
Interest on deposits	7,449	7,149	29,602	29,441	42,513	53,535	64,524

Total	$15,610	$14,422	$59,523	$47,825	$61,983	$76,937	$90,809

Ratio of earnings to fixed charges:
Excluding interest on deposits	11.26x	12.37x	11.85x	9.84x	8.92x	6.09x	4.90x
Including interest on deposits	5.27x	5.08x	5.10x	4.40x	3.49x	2.55x	2.13x

Ratio of earnings to fixed charges and preferred stock dividends:
Excluding interest on deposits	7.67x	7.25x	7.51x	9.84x	8.92x	6.09x	4.90x
Including interest on deposits	4.49x	4.15x	4.27x	4.40x	3.49x	2.55x	2.13x